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                               December 1, 2021

       Barry Sytner
       Chief Executive Officer
       Yijia Group Corp.
       30 N Gould St., Suite 22545
       Sheridan, WY 82801

                                                        Re: Yijia Group Corp.
                                                            Post-Effective
Amendment No. 1 to Registration Statement on Form S-1
                                                            Filed November 18,
2021
                                                            File No. 333-259600

       Dear Ms. Sytner:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No.1 to Registration Statement on Form S-1

       Prospectus Cover Page, page 3

   1. We note your disclosure that "Selling Stockholders shall sell their common shares at a fixed price of $.14 per
common share unless and until our shares are quoted on the OTC
                                                        Bulletin Board, the
OTCQX, the OTCQB or listed on an alternative trading system or a national securities
exchange." In doing so, it appears that you are relying on Securities
                                                        Act Rules Compliance
and Disclosure Interpretation (CD&I) 139.13 when you state that the resale may be at
the fixed price until your shares are "listed on an alternative trading system." However, to
rely on this CD&I, this must be an equity line transaction, and it does not appear that
your resale transaction is an equity line transaction. As such, please amend this filing to
remove any references to an alternative trading system in connection with your disclosure
fixing a price for the offering.
 Barry Sytner
Yijia Group Corp.
December 1, 2021
Page 2
General

2. It appears from the PCAOB's public website that the registration status of your auditor, Exelient PAC, is "Withdrawal Pending." Pursuant to Section 102 of the
      Sarbanes-Oxley Act and PCAOB Rule 2100, all public accounting firms that prepare or issue audit reports with respect to any issuer, as defined, must register with the PCAOB.
      While a withdrawal request is pending, the firm may not thereafter engage in the preparation or issuance of an audit report for any such issuer. See PCAOB Rule 2107.
      Please clarify the status of your auditor and what has transpired with the PCAOB, and tell us how you believe the financial statements in your registration statement are in compliance with the applicable rules. Please be as detailed as necessary in your explanation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jennie Beysolow at (202) 551-8108 or Katherine Bagley at
(202) 551-
2545 with any questions.



                                                           Sincerely,
FirstName LastNameBarry Sytner
                                                           Division of
Corporation Finance
Comapany NameYijia Group Corp.
                                                           Office of Trade &
Services
December 1, 2021 Page 2
cc:       Jody Walker
FirstName LastName